Free Writing Prospectus to Preliminary Pricing Supplement No. 1,854

Registration Statement Nos. 333-275587; 333-275587-01

Dated April 15, 2024; Filed pursuant to Rule 433

Morgan Stanley

2-Year AAPL Dual Directional Trigger PLUS

This document provides a summary of the terms of the Trigger PLUS. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Maturity date:	May 5, 2026
Underlying stock:	Apple Inc. common stock (“AAPL”)
Payment at maturity per Trigger PLUS:

If the final share price is greater than the initial share price:

$1,000 + leveraged upside payment

In no event will the payment at maturity exceed the maximum payment at maturity.

If the final share price is less than or equal to the initial share price but is greater than or equal to the trigger level:

$1,000 + ($1,000 × absolute share return)

In this scenario, you will receive a 1% positive return on the Trigger PLUS for each 1% negative return on the underlying stock. In no event will this amount exceed the stated principal amount plus $200.

If the final share price is less than the trigger level:

$1,000 × share performance factor

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000, and will represent a loss of more than 20%, and possibly all, of your investment.

Leveraged upside payment:	$1,000 × leverage factor × share percent change
Leverage factor:	200%
Maximum payment at maturity:	$1,250 per Trigger PLUS (125% of the stated principal amount)
Share percent change:	(final share price – initial share price) / initial share price
Absolute share return:	The absolute value of the share percent change. For example, a –5% share percent change will result in a +5% absolute share return.
Initial share price:	The share closing price of the underlying stock on the pricing date
Final share price:	The share closing price of the underlying stock on the valuation date multiplied by the adjustment factor on such date
Trigger level:	80% of the initial share price
Valuation date:	April 30, 2026, subject to postponement for non-trading days and certain market disruption events
Share performance factor:	Final share price divided by the initial share price
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
Stated principal amount:	$1,000 per Trigger PLUS
Issue price:	$1,000 per Trigger PLUS
Pricing date:	April 30, 2024
Original issue date:	May 3, 2024 (3 business days after the pricing date)
CUSIP/ISIN:	61776LVU8 / US61776LVU87
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/1666268/000183988224011629/ms1854_424b2-07067.htm
[1]All payments are subject to our credit risk

Hypothetical Payout at Maturity1

The Trigger PLUS
The Underlying Stock
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Payment at Maturity on the Trigger PLUS
$1,250 Maximum
Payment at Maturity
Unleveraged
Trigger Zone
PLUS Zone
$1,000 Stated
Principal Amount
12.50%
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Percentage Change in the Share Closing Price of the Underlying Stock

Change in Underlying Stock	Return on the Trigger PLUS
+70.00%	25.00%
+60.00%	25.00%
+50.00%	25.00%
+40.00%	25.00%
+30.00%	25.00%
+20.00%	25.00%
+12.50%	25.00%
+10.00%	20.00%
+5.00%	10.00%
0.00%	0.00%
-10.00%	10.00%
-20.00%	20.00%
-21.00%	-21.00%
-30.00%	-30.00%
-40.00%	-40.00%
-60.00%	-60.00%
-80.00%	-80.00%
-100.00%	-100.00%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Stock

For more information about the underlying stock, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Trigger PLUS

●The Trigger PLUS do not pay interest or guarantee return of any principal.

●The appreciation potential of the Trigger PLUS is limited by the maximum payment at maturity.

●The market price of the Trigger PLUS will be influenced by many unpredictable factors.

●The Trigger PLUS are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Trigger PLUS.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The amount payable on the Trigger PLUS is not linked to the price of the underlying stock at any time other than the valuation date.

●Investing in the Trigger PLUS is not equivalent to investing in the common stock of Apple Inc.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Trigger PLUS in the original issue price reduce the economic terms of the Trigger PLUS, cause the estimated value of the Trigger PLUS to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the Trigger PLUS is $954.30 per Trigger PLUS, or within $35.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The Trigger PLUS will not be listed on any securities exchange and secondary trading may be limited.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the Trigger PLUS.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the Trigger PLUS.

●The U.S. federal income tax consequences of an investment in the Trigger PLUS are uncertain.

Risks Relating to the Underlying Stock

●No affiliation with Apple Inc.

●We may engage in business with or involving Apple Inc. without regard to your interests.

●Governmental regulatory actions, such as sanctions, could adversely affect your investment in the Trigger PLUS.

●The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the underlying stock.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Trigger PLUS–Tax considerations” concerning the U.S. federal income tax consequences of an investment in the Trigger PLUS, and you should consult your tax adviser.